SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8)*

Western Refining, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

959319 10 4
(CUSIP Number)

Paul L. Foster
123 W. Mills Avenue, Suite 200
El Paso, Texas 79901
(915) 534-1400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 14, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Franklin Mountain Investments Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
15,654,581
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
15,654,581
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,654,581 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4%
14	TYPE OF REPORTING PERSON (see instructions)
PN

(1)
Of the shares indicated as beneficially owned by Franklin Mountain Investments Limited Partnership, Franklin Mountain Investments Limited Partnership has shared voting and shared dispositive power over all of the shares. Paul L. Foster holds a 100% interest in Franklin Mountain Investments Limited Partnership and is the sole member and President of Franklin Mountain G.P, LLC, (“FMGP”) the General Partner of Franklin Mountain Investments Limited Partnership, and as such, Paul L. Foster may be deemed to have voting and dispositive power over all of its shares.

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This Amendment No. 8 (the “Amendment”) constitutes the eighth amendment to the Schedule 13D originally filed by Franklin Mountain Investments Limited Partnership (the “Reporting Person”), with the Securities and Exchange Commission on August 3, 2007, (as amended through the date hereof, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following:

“On November 7, 2014,  Paul L. Foster donated 100,000 shares of Common Stock to a non-profit institution.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“(a)(i) The Reporting Person is currently the beneficial owner of 15,654,581 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 95,507,005 shares of Common Stock issued (excluding treasury shares), constitutes 16.4% of the outstanding shares of Common Stock.

Of the shares indicated as currently beneficially owned by the Reporting Person, the Reporting Person has shared voting and shared dispositive power over such shares respectively.  Paul L. Foster currently holds a 100% interest in the Reporting Person and is the sole member and President of FMGP and as such, may be deemed to have voting and dispositive power over all of its shares.

(ii) Mr. Foster is currently the beneficial owner of 19,158,509 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 20.1% of the outstanding shares of Common Stock.

(b)(i) Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a)(i) above, the Reporting Person currently has shared voting and shared dispositive power over all of the shares. Paul L. Foster holds a 100% interest in the Reporting Person and is the sole member and President of FMGP and as such, may be deemed to have voting and dispositive power over all of its shares held. Paul L. Foster is a citizen of the United States and a resident of El Paso, Texas. Mr. Foster’s principal occupation is to serve as the Executive Chairman of the Issuer and his business address is 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901. Since January 14, 2010, Paul L. Foster has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) Of the shares indicated as beneficially owned by Mr. Foster in Item 5(a)(ii) above, Mr. Foster currently has shared voting and shared dispositive power for 15,654,581 shares, which are beneficially owned by the Reporting Person, in which Mr. Foster holds a 100% interest. Mr. Foster has, sole voting and sole dispositive power over the remaining 3,503,928 shares.

(c) None.

(d) No other person is currently known  by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.”

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Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	January 16, 2015
Franklin Mountain Investments Limited Partnership By: Franklin Mountain G.P., LLC, General Partner

		By:	/s/ Paul L. Foster
			Name:	Paul L. Foster
			Title:	President

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